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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. __)*


                       VININGS INVESTMENT PROPERTIES TRUST
                                (Name of issuer)

                SHARES OF BENEFICIAL INTEREST, without par value
                         (Title of class of securities)

                                   927428 20 1
                                 (CUSIP number)
                              Gilbert H. Watts, Jr.
                                Watts Agent, L.P.
                               1006 Trammel Street
                                Dalton, GA 30720
   (Name, address and telephone number of person authorized to receive notices and communications)

                                  July 23, 1996
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement. /X/ (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                       (Continued on the following pages)

                               (Page 1 of 7 Pages)

- --------------------------------

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                  SCHEDULE 13D

CUSIP NO. 927428 20 1                                          Page 2 of 7 Pages


     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             WATTS AGENT, L.P.                 IRS Identification No. 58-1791088

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                         (b) / /

     3       SEC USE ONLY

     4       SOURCE OF FUNDS*

             PF

     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) or 2(e)
                                                                             / /

     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Georgia

       NUMBER OF           7       SOLE VOTING POWER

        SHARES                     None

     BENEFICIALLY          8       SHARED VOTING POWER

     OWNED BY EACH                 93,355

       REPORTING           9       SOLE DISPOSITIVE POWER

        PERSON                     None

         WITH              10      SHARED DISPOSITIVE POWER

                                    93,355

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             93,355 shares of beneficial interest

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                         / /


    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             8.64%

    14       TYPE OF REPORTING PERSON *

             PN


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

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ITEM 1.  SECURITY AND ISSUER.

         The securities to which this statement relates are the shares of beneficial interest, without par value (the "Shares"), of Vinings Investment Properties Trust, a Massachusetts business trust (the "Trust"). The principal executive offices of the Trust are located at 3111 Paces Mill Road, Suite A-200, Atlanta, GA 30339.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a), (b), (c) and (f). This statement is filed by Watts Agent, L.P. ("Watts LP"), of which Gilbert H. Watts, Jr., a trustee of the Trust, is the managing partner. Watts LP is a limited partnership formed in Georgia which manages various real estate investments, including residential, commercial and industrial properties. The principal offices and principal business address of Watts LP are 1006 Trammel Street, Dalton, GA 30720.

         The name, residence or business address, principal occupation or employment and citizenship of each of the partners of Watts LP are set forth in SCHEDULE A to this Schedule 13D.

         (d) and (e). During the last five years, none of the persons named in this Item 2 or listed on SCHEDULE A to this Schedule 13D has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Watts LP was a shareholder of Vinings Investment Properties, Inc. ("VIP"), a private company which on January 31, 1996 commenced a tender offer (the "Tender Offer") for a minimum of 50% and a maximum of 85% of the issued and outstanding Shares of the Trust, pursuant to which VIP purchased 6,337,279 Shares from holders who tendered their Shares.

         On July 1, 1996, the Trust effected a 1-for-8 reverse share split. On July 23, 1996, VIP was dissolved and liquidated and, accordingly, Watts LP received 93,355 Shares, representing its proportionate ownership of VIP common stock, in return for its canceled shares of common stock of VIP.

ITEM 4.  PURPOSE OF TRANSACTION.

         As described in Item 3 above, Watts LP acquired the Shares as a result of the dissolution of VIP and has acquired the Shares for investment purposes only.

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         Watts LP has no present plan to acquire additional securities of the
Trust; however, no assurance can be given that Watts LP may not from time to time acquire additional securities of the Trust depending upon future market conditions. Except as set forth herein, Watts LP has no present plan or proposal which relates to or would result in:

         (a) the acquisition of additional securities of the Trust, or the disposition of securities of the Trust;

         (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Trust or any of its subsidiaries;

         (c) a sale or transfer of a material amount of assets of the Trust or any of its subsidiaries;

         (d) any change in the present board of trustees or management of the Trust, including any plans or proposals to change the number or term of trustees or to fill any existing vacancies on the board;

         (e) any material change in the present capitalization or dividend policy of the Trust;

         (f) any other material change in the Trust's business or corporate structure;

         (g) changes in the Trust's declaration of trust, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Trust by any person;

         (h) a class of securities of the Trust to be delisted from a national securities exchange or to cease to be authorized to be quoted in the inter-dealer quotation system of a registered national securities association;

         (i) a class of equity securities of the Trust becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

         (j)      any action similar to any of those enumerated above.


ITEM 5.  INTEREST IN SECURITIES OF ISSUER.

         (a) Watts LP directly owns 93,355 Shares of the Trust, representing 8.64% of the issued and outstanding Shares as of the date hereof. Amounts reported herein do not include 49,570 Shares beneficially owned by A&P Investors, Inc., of which Watts LP is a minority stockholder. Watts LP disclaims ownership of all such Shares not reported herein and this Schedule 13D shall not be deemed an admission that Watts LP is the beneficial owner of such securities.

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         (b) Watts LP has shared power to vote and dispose of 93,355 Shares of the Trust.

         (c) Watts LP has not effected any transactions in the Shares of the Trust during the past 60 days.

         (d) Not applicable.

         (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as set forth in this Schedule 13D, Watts LP is not a party to any contract, arrangement, understanding or relationship with any person with respect to any securities of the Trust, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Trust, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or loss, or the giving or withholding of proxies.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         None.

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                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





Dated: August 2, 1996                     WATTS AGENT, L.P., by its
                                          Managing Partner


                                          Gilbert H. Watts, Jr.
                                          ---------------------
                                          Gilbert H. Watts, Jr.

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                                   SCHEDULE A

     The name, business or residence address and present principal occupation or employment of each partner of Watts LP are set forth below. All of the persons listed below are U.S. citizens.


        Name               Business Address                 Occupation
        ----               ----------------                 ----------


Gilbert H. Watts, Jr.      Watts Agent, L.P.                Managing Partner of
                           1006 Trammel Street                Watts Agent, L.P.
                           Dalton, GA 30720

Virginia A.W. Hoyt         120 Azalea Circle                Private Investor
                           Conyers, GA 30207

Clifford K. Watts          6565 Red Hill Road               Emergency Room
                           Boulder, CO 80302                  Physician

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